

ZURICH
FINANCIAL SERVICES







05009197

**BY COURIER**
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference
Our reference AC/jp
Date 06/17/2005

Zurich Financial Services

Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 25 25
http://www.zurich.com

Dir. phone +41 1 625 25 24
Dir. fax +41 1 625 34 97
andres.christen
@zurich.com

**Zurich Financial Services / File No. 82-5089;**
**Information furnished to maintain Rule 12g 3-2 (b) exemption**

Dear Sir and Madam

Enclosed herewith please find the English version of the following press release:

- "New Pension Plan Arrangements for Zurich Employees in Switzerland"

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely
Zurich Financial Services
Legal Department



Andres Christen


SEC MAIL
RECEIVED
PROCESSING
WASH., D.C.
192
SECTION

PROCESSED
JUN 23 2005
THOMSON
FINANCIAL



Enclosure

File No. 82-5089

*News Release*


SEC MAIL PROCESSING
RECEIVED
JUN 2 0 2005
WASH, D.C. 192 SECTION


ZURICH
FINANCIAL SERVICES

## New Pension Plan Arrangements for Zurich Employees in Switzerland

**Zurich Financial Services**
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SWX Swiss Exchange/virt-x: ZURN
Valor: 001107539

**Media and Public Relations**
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

**Investor Relations**
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18

Zurich, June 17, 2005 – The Boards of Trustees of the pension funds for the employees of Zurich Insurance Company (Zurich) in Switzerland have adopted new pension plan arrangements that reflect the changed economic and demographic environment. The new plans will become effective on January 1, 2006.

Under the new plans, Zurich employees in Switzerland will participate in autonomous pension plans based on a defined contribution approach. The current pension plans are based on group insurance contracts with Zurich Life and provide defined pension benefits relating to final salary.

All employees will transfer to the new arrangements and future benefits at normal retirement for the current active participants are targeted to be similar to those under the present arrangements. However, following a transition period of three years, the current additional benefits that are provided on early retirement will gradually be phased out over a nine-year period.

Following additional financing on a statutory basis, the initial funding ratio in the plans is estimated to be approximately 110%. The transition to the new pension plans including the additional funding will have no adverse impact on the Group's IFRS net income.


ZURICH
FINANCIAL SERVICES

**Zurich Financial Services** is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.